   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO/A
                            ------------------------

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 1 -- FINAL AMENDMENT)

                            PETER KIEWIT SONS', INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            PETER KIEWIT SONS', INC.
                (NAME OF FILING PERSON(S) (OFFEROR AND ISSUER))

                                 COMMON STOCK,
                                PAR VALUE $0.01
                                   PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                TOBIN A. SCHROPP
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            PETER KIEWIT SONS', INC.
                                  KIEWIT PLAZA
                             OMAHA, NEBRASKA 68131
                                 (402) 342-2052
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON(S))

                            ------------------------

                                WITH A COPY TO:

                               JOHN S. D'ALIMONTE
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 728-8000
                            ------------------------

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.  [ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.       [ ] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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     This Amendment No. 1, the final amendment (this "Amendment"), amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on August 15, 2000 by Peter Kiewit Sons', Inc., a Delaware corporation ("Kiewit"), in connection with Kiewit's offer to exchange its shares of common stock, par value $0.01 per share ("Kiewit Common Stock"), held by employees of Kiewit Materials Company, a Delaware corporation and a formerly wholly owned subsidiary of Kiewit ("Materials"), for shares of common stock, par value $0.01 per share ("Materials Common Stock"), of Materials with an equal aggregate formula price (the "Share Exchange").

     The Share Exchange was subject to the terms and conditions set forth in Amendment No. 4 to the Registration Statement on Form S-4 filed by Materials with the Commission on August 8, 2000 (File No. 333-30768) and the prospectus relating to the Materials Common Stock contained therein.

     The Schedule TO is hereby amended and supplemented by adding the following:

     The Share Exchange expired at 11:59 p.m., Omaha time, on Thursday, September 14, 2000. In the Share Exchange, Materials employees collectively exchanged 1,081,226 shares of Kiewit Common Stock, representing 100% of the shares of Kiewit Common Stock collectively owned by them and 3.24% of the total issued and outstanding Kiewit Common Stock on September 14, 2000. For each share of Kiewit Common Stock tendered, Materials employees received 2.85 shares of Materials Common Stock. Materials employees who participated in the Share Exchange collectively received 3,081,646 shares of Materials Common Stock, representing 8.48% of the issued and outstanding Materials Common Stock on September 15, 2000.
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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ TOBIN A. SCHROPP
                                          --------------------------------------
                                          Tobin A. Schropp
                                          Vice President, General Counsel and
                                          Secretary

September 15, 2000